FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.
 ANNUAL REPORT
 of
 PROVINCE OF SASKATCHEWAN
CANADA
(Name of Registrant)

 Date of end of last fiscal year: March 31, 2006

 SECURITIES REGISTERED*
 (As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*The Registrant is filing this annual report on a voluntary basis.

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN MCNAB Acting Canadian Consul General Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020
or
DAVID MURCHISON Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020
Copies to:
DOUG MATTHIES Deputy Minister of Finance Department of Finance Province of Saskatchewan 2350 Albert Street Regina, Saskatchewan Canada S4P 4A6		JOHN W. WHITE Cravath, Swaine - Moore Worldwide Plaza 825 Eighth Avenue New York, N.Y. 10019

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The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities. None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization instalment. None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 55 of Exhibit d hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to inter-governmental debt.)

Reference is made to page 55 of Exhibit d hereto. The only external funded debt of the registrant are Public Issue Debentures.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 52-55 of Exhibit d hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant. Not applicable, because no securities of the registrant are registered.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable, because no securities of the registrant are registered.

(3)	Total amount otherwise outstanding. Not applicable, because no securities of the registrant are registered.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities. Not applicable.

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5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.) Reference is made to page 26 of Exhibit d hereto.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.) Reference is made to page 26 of Exhibit d hereto.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 35, 36 and 37 of Exhibit d hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported. Not applicable.

* This annual report comprises:

(1)	Pages numbered 1 to 4 consecutively.

(2)	The following exhibits:

(a)	none;
(b)	none;
(c)	none;
(d)	Province of Saskatchewan Current Description;
(e)	Volume 1 of the Public Accounts for the registrant for the year ended March 31, 2006;
(f)	2006-2007 Saskatchewan Mid-Year Report - Budget Update.
(g)	2006-2007 Saskatchewan Provincial Budget - Supplementary Estimates November.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Regina, Saskatchewan, on the 22nd day of December, 2006.

PROVINCE OF SASKATCHEWAN
By /s/ Rae Haverstock Name: Rae Haverstock Title: Executive Director Capital Markets Branch Treasury and Debt Management Division Department of Finance